UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the sale of RLAM and REPAR refineries

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Rio de Janeiro, February 8, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that it has concluded the final round of the binding phase of the sale process of the Landulpho Alves Refinery (RLAM) and its associated logistics assets, in Bahia, in which Mubadala Capital presented the best final offer in an amount of US$ 1.65 billion. The signing of the purchase and sale agreement is still subject to the approval of the relevant corporate bodies.

Petrobras also informs that it has received binding proposals for the sale of the Presidente Getúlio Vargas Refinery (REPAR), in Paraná, but decided to close the process, since the conditions of the presented proposals fell short of Petrobras' economic-financial evaluation. Thus, the company will start a new competitive process for this refinery in due time.

The competitive processes for the sale of the Alberto Pasqualini Refinery (REFAP), in Rio Grande do Sul, Isaac Sabbá Refinery (REMAN), in Amazonas, Abreu e Lima Refinery (RNEST), in Pernambuco, Gabriel Passos Refinery (REGAP), in Minas Gerais, Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR), in Ceará, and Unidade de Industrialização do Xisto (SIX), in Paraná, are still in progress aiming at the signing of the purchase and sale agreements.

Petrobras reinforces its commitment with a wide transparency of its divestment projects and management of its portfolio and informs that the subsequent steps will be disclosed to the market in accordance with the company's Divestment Guidelines and the Decree 9,188/2017.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer